RECEIVED FEB 2 7 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 199

06004464

SECURITIE JN
Washington, D.C. 20549

AB 3/11/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hammond & Botzum, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

453 S. Orange Street
(No. and Street)

Orange (City) California (State) 92866 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlie A. Botzum, III (714) 771-6977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles A. Botzum, III, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hammond & Botzum, Incorporated, as of December 31, 20 05, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn ~~(or affirmed to)~~ before me this 24th day of Feb. 2006

Notary Public

Signature

Pres
Title

SUSIE SNIDER
Commission # 1435287
Notary Public — California
Orange County
My Comm. Expires Sep 13, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Hammond & Botzum, Inc.

We have audited the accompanying statement of financial condition of Hammond & Botzum, Inc. (a California Corporation) as of December 31, 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hammond & Botzum, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on schedules I-IV are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 3, 2006

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Hammond & Botzum, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 64,125
Receivable from clearing firm	8,063
Deposits held at clearing	2,500
Cash in reserve	2,551
Cash surrender value life insurance	74,447
Receivable from officer	28,695
Furniture & equipment	-
Total assets	$ 180,381

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 278
Total liabilities	278
Stockholder's equity	
Common stock, $0.01 par value, 500,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	33,990
Retained earnings	146,103
Total stockholder's equity	180,103
Total liabilities and stockholder's equity	$ 180,381

The accompanying notes are an integral part of these financial statements.

Hammond & Botzum, Inc.
Statement of Operations
For the Year Ended December 31, 2005

Revenues	
Commissions	$ 37,816
Interest income	1,168
Total revenues	38,984
Expenses	
Commissions and floor brokerage	3,274
Communications	2,631
Occupancy and equipment rental	13,602
Taxes, licenses and fees, other than income taxes	2,377
Other operating expenses	29,632
Total expenses	51,516
Income (loss) before provision for income taxes	(12,532)
Income tax provision	(382)
Net income (loss)	$ (12,150)

The accompanying notes are an integral part of these financial statements.

Hammond & Botzum, Inc.
Statement of Changes in Stockholder's Capital
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2005	$ 10	$ 33,990	$ 158,253	$ 192,253
Net income (loss)	–	–	(12,150)	(12,150)
Balance at December 31, 2005	$ 10	$ 33,990	$ 146,103	$ 180,103

The accompanying notes are an integral part of these financial statements.

Hammond & Botzum, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows From Operating Activities:		
Net income (loss)		$ (12,150)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Receivable from clearing firm	$ (2,175)	
Cash in reserve	(20)	
Cash surrender value life insurance	(2,9,42)	
Receivable from officer	11,585	
(Decrease) increase in:		
Accounts payable	278	
Total adjustments		6,726
Net cash and cash equivalents provided by (used in) operating activities		(5,424)
Cash Flows From Investing Activities:		–
Cash Flows From Financing Activities:		–
Net increase (decrease) in cash and cash equivalents		(5,424)
Cash and cash equivalents at beginning of year		69,549
Cash and cash equivalents at end of year		$ 64,125

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:	
Interest	$ –
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Hammond & Botzum, Inc. (the "Company") was incorporated in California on April 16, 1985, as a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company is a member of the National Association of Securities Dealers ("NASD"), the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC"). The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts. All transactions for accounts of customers are cleared through another member firm on a fully disclosed basis.

The Company arranges simultaneous purchases and sales of municipal securities on behalf of its clients. Therefore, each broker receivable for an uncompleted transaction is principally offset by a broker payable for the same transaction. Under the continuous net settlement method all transactions net immediately.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Advertising and promotion costs are expensed as incurred. For the year ended December 31, 2005 the Company charged $10,133 to other operating expenses for promotion costs.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes certificates of deposit as cash equivalents.

The Company has fully depreciated furniture and equipment of $18,729. Furniture and equipment, have been depreciated over the estimated useful lives of the related assets. Depreciation was computed using the straight-line method for both financial statement and income tax purposes.

Note 2: DEPOSITS HELD AT CLEARING

The Company has deposited $2,500 with Emmett A Larkin Company, Inc as security for its transactions with them.

Note 3: CASH AND SECURITIES SEGREGATED UNDER THE FEDERAL AND OTHER REGULATIONS

Cash of $2,551 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. (See Schedule II).

Note 4: CASH SURRENDER VALUE OF LIFE INSURANCE

The Company carries a life insurance policy on its books. This policy is owned by the Company, with the Company listed as the beneficiary. The policy is carried at its cash surrender value, with resulting gains and losses included in revenues. For the year ended December 31, 2005, the Company included $2,942 in other operating expenses for the change in the cash surrender value of the life insurance policy.

The face value of the life insurance policy at December 31, 2005, was $200,000, covering the officer.

At December 31, 2005 the cash surrender value of the life insurance policy was $74,447.

Note 5: RELATED PARTY TRANSACTIONS

The Company rents its office space on a month to month basis from Charles A. Botzum, III, an officer and sole shareholder of the Company. During the year ended December 31, 2005, the company paid $13,601 to the officer for office rent.

The Company earned approximately a third of its commission income from C.A. Botzum & Co., Charles A. Botzum, III holds 12,500 shares of C.A. Botzum & Co., (approximately 4% of the outstanding stock).

The officer and shareholder of the Company has entered into an agreement with the Company that any reimbursable expenses and charges for rent for the office space are subordinated of the minimum net capital requirement of the Company.

Note 6: RECEIVABLE FROM OFFICER

This receivable is non-interest bearing, due on demand and uncollateralized.

Note 7: INCOME TAXES

For the year ended December 31, 2005, the Company recorded the following tax provision.

Current Federal Taxes	$ –
Current State Taxes	800
Current income taxes	800
Federal taxes for other years	(1,182)
Total income tax provision	$ (382)

The Company has available at December 31, 2005, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $3,383, that begins to expire in the year 2024. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

NOTE 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (FAS 123R), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth.

Note 9: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 10 <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company's net capital of $151,408 exceeded the minimum net capital requirement by $1,408; and the Company's ratio of aggregate indebtedness to net capital was not applicable as the Company did not have any aggregate indebtedness, which is less than the 15 to 1 maximum ratio allowed.

Hammond & Botzum, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital

Stockholder's equity		
Common stock	$ 10	
Additional paid-in capital	33,990	
Retained earnings	146,103	
Total stockholder's equity		$ 180,103
Less: Non allowable assets		
Receivable from officer	(28,695)	
Net adjustments to capital		(28,695)
Net Capital		151,408
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ –	
Minimum dollar net capital required	150,000	
Net capital required (greater of above)		150,000
Excess net capital		$ 1,408

Computation of aggregate indebtedness

Total aggregate indebtedness liabilities from statement of financial condition		$ 278
Deduct adjustment based upon deposits in special reserve account		(278)
Total aggregate indebtedness		$ –
Percentage of aggregate indebtedness to net capital	n/a	

There was a $749 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005, (See Schedule III).

See independent auditor's report.

Hammond & Botzum, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$	–
Customers' securities failed to receive		–
Total credits	$	–
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		–
Failed to deliver of customers' securities not older than 30 calendar days		–
Total debits		–
Reserve Computation		
Excess of total credits over total debits	$	–
Reserve required at 105%	$	–
Amount held on deposit in reserve account at December 31, 2005	$	2,551
Deposit (withdrawal) after year end		–
Amount in reserve account	$	2,551

There was no material difference between reserve requirements here and reserve requirements as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005.

See independent auditor's report.

Hammond & Botzum, Inc.
Schedule III - Reconciliation of Net Capital and
Reserve Requirements Under Rule 15c3-3
As of December 31, 2005

Net Capital as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2005	$ 150,659
Net Capital as calculated per audit report	151,408
Net difference in computation of net capital	$ 749
Audit adjustments	
Net increase in cash surrender value of life insurance	$ 749
Net difference in computation of net capital	$ 749
Reserve requirement as calculated per audit report	$ –
Reserve requirement as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2005	–
Net difference in computation of reserve requirements	$ –

See independent auditor's report.

Hammond & Botzum, Inc.
Schedule IV - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2005

The Company is subject to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with these requirements and there were no instances noted during our audit of securities that were required to be in possession or control that had not been reduced to possession or control in the proper time frame.

See independent auditor's report.

Hammond & Botzum, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Hammond & Botzum, Inc.

In planning and performing our audit of the financial statements and supporting schedules of Hammond & Botzum, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Hammond & Botzum, Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and should not be used for any other purpose.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 3, 2006